X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2007 MAY -7 A 10:22

DELIVERED BY MAIL

07023295

April 24, 2007

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the following documents for X-Cal Resources Ltd:

- News Release dated April 24, 2007
- Material Change Report dated April 24, 2007

Sincerely,

PROCESSED
MAY 10 2007
THOMSON FINANCIAL

X-CAL RESOURCES LTD.

Sharon MacLellan

cws/
encl

X-Cal Resources Ltd.

TSX/XCL **News Release** **April 24, 2007**

HIGH GRADE in FACILITIES AREA at SLEEPER

Two "Facilities Area" drill holes have returned high-grade assays as development drilling continues at Sleeper.

Reverse Circulation hole # XR-07-25 included 20ft of 0.949 opt Au. (32.537 grams per Tonne).

Reverse Circulation hole # XR-07-36 included 10ft of 1.548 opt Au. (53.047 grams per Tonne).

Additional drilling to trace the higher grades will follow.

The Facilities Area is located east of the Sleeper pit (see April 10, 2007 press release).

The following results are from the twelve most recently assayed drill holes in the Facilities Area. The structural picture is developing as described in the April 10, 2007 release. We are encouraged to see the higher grades. More drilling to determine the true width or thickness of the higher grades will be required.

Current Facilities Results:

HOLE	FROM feet	TO feet	LENGTH feet	Au opt	FROM meters	TO meters	LENGTH meters	Au gpT
XR-07-19	95	115	20	0.011	29	35	6	0.377
	140	220	80	0.010	43	67	24	0.343
XR-07-20	165	220	55	0.018	50	67	17	0.617
XR-07-22	245	350	105	0.016	75	107	32	0.549

XR-07-31	0	10	10	0.030	0	3	3	1.029
	40	65	25	0.021	12	20	8	0.720
	230	280	50	0.016	70	85	15	0.549
	520	545	25	0.034	158	166	8	1.166
XR-07-05	0	20	20	0.012	0	6	6	0.411
	125	290	155	0.019	38	88	50	0.651
XR-07-34	145	210	65	0.013	44	64	20	0.446
	280	355	75	0.013	85	108	23	0.446
XR-07-33	215	235	20	0.013	66	72	6	0.446
	280	300	20	0.013	85	91	6	0.446
	370	390	20	0.013	113	119	6	0.446
	545	580	35	0.019	166	177	11	0.651
XC-06-14	399	425	26	0.013	122	130	8	0.446
XR-07-25	90	115	25	0.011	27	35	8	0.377
	250	355	105	0.012	76	108	32	0.411
	355	515	160	0.026	108	157	49	0.891
	515	535	20	0.949	157	163	6	32.537
	535	610	75	0.023	163	186	23	0.789
XR-07-38	675	715	40	0.036	206	218	12	1.234
XR-07-35	245	280	35	0.013	75	85	11	0.446
	335	355	20	0.011	102	108	6	0.377
	560	585	25	0.017	171	178	8	0.583
XR-07-36	0	30	30	0.014	0	9	9	0.480
	310	355	45	0.012	94	108	14	0.411
	445	455	10	1.548	136	139	3	53.074
	455	470	15	0.021	139	143	5	0.720

The 2007 goal for the Facilities Area work is near-surface mineralization, to be combined with above-ground mineralization from the nearby heaps (see April 10, 2007 press release for detail).

Historic Note: The Sleeper Vein occurred in the pit area, adjacent to the Facilities Area, within a significant area of lower grade.

Development drilling at West Wood is also progressing. The most recent drill result from that area includes 72 feet of 0.122 opt Au. (4.18 grams per Tonne). This result extends mineralization westward by 75ft. and fills in a gap in data for that area.

Current West Wood Result:

HOLE	FROM feet	TO feet	LENGTH feet	Au opt	FROM meters	TO meters	LENGTH meters	Au gpT
XC-07-07	685	757	72	0.122	209	231	22	4.183

Good progress is being made in several areas, including earlier stage exploration of the Northwest (NW) Target.

Readers are encouraged to view X-Cal's press release of April 10, 2007 and the NI-43-101 technical report on the Sleeper Gold Property, which can be found @ www.x-cal.com or on SEDAR, in conjunction with this update.

The Sleeper Gold Property, located in Humboldt County, Nevada is 100% owned by X-Cal Resources Ltd.

The Sleeper drill samples were collected following standard industry practice and were assayed by American Assay Laboratories, Inc. of Sparks, Nevada. Gold results were determined using standard fire assay techniques on a 30 gram sample with an atomic absorption finish. Higher-grade assays are checked by gravimetric fire-assay methods. QA/QC included the insertion of numerous standards and blanks into the sample stream.

The contents of this release have been reviewed by Robert Thomason, M.Sc., who is a "Qualified Person" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit ourWebsite: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1. **Reporting Issuer**

X-Cal Resources Ltd.
P.O. Box 48479 Bentall Centre
Vancouver, British Columbia V7X 1A0
Telephone: 604-662-8245

2. **Date of Material Change**

April 24, 2007

3. **Press Release**

A Press release was disseminated on Tuesday, April 24, 2007.

4. **Summary of Material Change**

Two "Facilities Area" drill holes at Sleeper have returned high-grade assays as development drilling continues. Reverse Circulation hole # XR-07-25 included 20ft of 0.949 opt Au. (32.537 grams per Tonne). Reverse Circulation hole # XR-07-36 included 10ft of 1.548 opt Au. (53.047 grams per Tonne). Development drilling at West Wood is also progressing. The most recent drill result from that area includes 72 feet of 0.122 opt Au. (4.18 grams per Tonne) which extends mineralization westward by 75ft. and fills in a gap in data for that area. Good progress is being made in several areas, including earlier stage exploration of the Northwest (NW) Target.

5. **Full Description of Material Change**

See Schedule "A" Below

6. **Reliance on Section 85(2) of the Securities Act (British Columbia)**

N/A

7. Omitted Information

No information has been intentionally omitted from this form.

8. Senior Officers

The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on April 24, 2007.

X-CAL RESOURCES LTD.

"Shawn Kennedy"

By: ______________________________
Shawn Kennedy, President

SCHEDULE "A"

X-Cal Resources Ltd.

TSX/XCL **News Release** April 24, 2007

HIGH GRADE in FACILITIES AREA at SLEEPER

Two "Facilities Area" drill holes have returned high-grade assays as development drilling continues at Sleeper.

Reverse Circulation hole # XR-07-25 included 20ft of 0.949 opt Au. (32.537 grams per Tonne).

Reverse Circulation hole # XR-07-36 included 10ft of 1.548 opt Au. (53.047 grams per Tonne).

Additional drilling to trace the higher grades will follow.

The Facilities Area is located east of the Sleeper pit (see April 10, 2007 press release).

The following results are from the twelve most recently assayed drill holes in the Facilities Area. The structural picture is developing as described in the April 10, 2007 release. We are encouraged to see the higher grades. More drilling to determine the true width or thickness of the higher grades will be required.

Current Facilities Results:

HOLE	FROM feet	TO feet	LENGTH feet	Au opt	FROM meters	TO meters	LENGTH meters	Au gpT
XR-07-19	95	115	20	0.011	29	35	6	0.377
	140	220	80	0.010	43	67	24	0.343
XR-07-20	165	220	55	0.018	50	67	17	0.617
XR-07-22	245	350	105	0.016	75	107	32	0.549
XR-07-31	0	10	10	0.030	0	3	3	1.029
	40	65	25	0.021	12	20	8	0.720
	230	280	50	0.016	70	85	15	0.549
	520	545	25	0.034	158	166	8	1.166
XR-07-05	0	20	20	0.012	0	6	6	0.411
	125	290	155	0.019	38	88	50	0.651
XR-07-34	145	210	65	0.013	44	64	20	0.446
	280	355	75	0.013	85	108	23	0.446
XR-07-33	215	235	20	0.013	66	72	6	0.446
	280	300	20	0.013	85	91	6	0.446
	370	390	20	0.013	113	119	6	0.446

	545	580	35	0.019	166	177	11	0.651
XC-06-14	399	425	26	0.013	122	130	8	0.446
XR-07-25	90	115	25	0.011	27	35	8	0.377
	250	355	105	0.012	76	108	32	0.411
	355	515	160	0.026	108	157	49	0.891
	515	535	20	0.949	157	163	6	32.537
	535	610	75	0.023	163	186	23	0.789
XR-07-38	675	715	40	0.036	206	218	12	1.234
XR-07-35	245	280	35	0.013	75	85	11	0.446
	335	355	20	0.011	102	108	6	0.377
	560	585	25	0.017	171	178	8	0.583
XR-07-36	0	30	30	0.014	0	9	9	0.480
	310	355	45	0.012	94	108	14	0.411
	445	455	10	1.548	136	139	3	53.074
	455	470	15	0.021	139	143	5	0.720

The 2007 goal for the Facilities Area work is near-surface mineralization, to be combined with above-ground mineralization from the nearby heaps (see April 10, 2007 press release for detail).

Historic Note: The Sleeper Vein occurred in the pit area, adjacent to the Facilities Area, within a significant area of lower grade.

Development drilling at West Wood is also progressing. The most recent drill result from that area includes 72 feet of 0.122 opt Au. (4.18 grams per Tonne). This result extends mineralization westward by 75ft. and fills in a gap in data for that area.

Current West Wood Result:

HOLE	FROM feet	TO feet	LENGTH feet	Au opt	FROM meters	TO meters	LENGTH meters	Au gpT
XC-07-07	685	757	72	0.122	209	231	22	4.183

Good progress is being made in several areas, including earlier stage exploration of the Northwest (NW) Target.

Readers are encouraged to view X-Cal's press release of April 10, 2007 and the NI-43-101 technical report on the Sleeper Gold Property, which can be found @ www.x-cal.com or on SEDAR, in conjunction with this update.

The Sleeper Gold Property, located in Humboldt County, Nevada is 100% owned by X-Cal Resources Ltd.

The Sleeper drill samples were collected following standard industry practice and were assayed by American Assay Laboratories, Inc. of Sparks, Nevada. Gold results were determined using standard fire assay techniques on a 30 gram sample with an atomic absorption finish. Higher-grade assays are checked by gravimetric fire-assay methods. QA/QC included the insertion of numerous standards and blanks into the sample stream.

The contents of this release have been reviewed by Robert Thomason, M.Sc., who is a "Qualified Person" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit ourWebsite: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

END